FORM 6_K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16
Of the Securities Exchange Act of 1934

For the Month of April, 2003

SAMEX MINING CORP.

301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

S A M E X   M I N I N G   C O R P.

32920 Ventura Ave.   TOLL FREE: 1-800-828-1488
Abbotsford, BC V2S 6J3   E-MAIL: samex@direct.ca
TEL: (604) 870-9920   WEB SITE: www.samex.com
FAX: (604) 870-9930   SYMBOL: SXG-VSE

April 28, 2003

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: <u>Quarterly Report for SAMEX Mining Corp.</u>

This is a Confirmation of Mailing regarding the SEDAR Filing of Form 51-901F Quarterly Report, Interim Financial Statements and Schedules B & C for the above referenced Company. This report covers the period ended February 28, 2003 and has been approved by the Board of Directors and duly executed by two directors of the Company in accordance with your regulations.

WE HEREBY CERTIFY THAT a copy of the above referenced Quarterly Report was mailed, by the Company on <u>April 28, 2003</u>, to all shareholders who, pursuant to National Instrument 54-102, requested to receive the Company's interim financial statements and are listed on the Company's supplemental mailing list.

Thank you for your assistance in this matter.

Yours truly,

Per: <u>"Jeffrey P. Dahl"</u>   Per: <u>"Larry D. McLean"</u>
   Jeffrey P. Dahl   Larry D. McLean
   President   Vice President, Operations

/blm
cc: TSX Venture Exchange – filed on SEDAR
   Alberta Securities Commission – filed on SEDAR
   Leschert & Company, Attn: Allen Leschert
   Computershare Investor Services, Attn: Margaret Au
   Steel & Company, Attn: David Steele
   Dale Dobson
   U.S. Securities Commission – filed on EDGAR
   Pink Sheets LLC



FIRST QUARTER REPORT

For The Quarter Ended

February 28, 2003

SAMEX

SAMEX MINING CORP.

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended:	February 28, 2003
Date of Report:	April 25, 2003

Name of Issuer:	SAMEX Mining Corp.
Issuer Address:	#301 - 32920 Ventura Ave.
	Abbotsford, BC V2S 6J3
Issuer Fax Number:	(604) 879-9930
Issuer Phone Number:	(604) 870-9920

Contact Person:	Jeffrey Dahl
Contact Position:	President
Contact Telephone Number:	(604) 870-9920
Website:	www.samex.com

CERTIFICATE

The *Three* schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: *"Jeffrey P. Dahl"*   Date Signed: April 25, 2003

Director's Name: *"Larry D. McLean"*   Date Signed: April 25, 2003

S A M E X   M I N I N G   C O R P.

CORPORATE HIGHLIGHTS - FIRST QUARTER 2003
(as at February 28, 2003)

♦ Completed Technical Report and Drilling Recommendations for Eskapa Property

♦ Acquired Concessions Covering Gold Prospects in the El Zorro District in Chile

♦ Property Visits and Evaluation of Gold/Silver Prospects in Chile

♦ Secured $394,000 Through Exercise of Warrants to Fund Company Activities

FOR DETAILS TURN TO:

SCHEDULE A - *FINANCIAL INFORMATION*
SCHEDULE B - *SUPPLEMENTARY INFORMATION*
SCHEDULE C - *MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS MINERAL PROPERTIES, NEWS RELEASES*

SAMEX is exploring the mineral-rich Cordillera of Bolivia and Chile. This prolific mining belt hosts some of the world's largest ore bodies. Objective - Discover and develop precious metal deposits.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia
Epithermal Gold-Silver Prospect

EL ZORRO – Chile
Gold Prospects

ESKAPA - Bolivia
Epithermal Gold-Silver, Copper Prospects

SANTA ISABEL - Bolivia
Zinc-Silver-Lead-Indium-Copper-Gold Targets

WALTER - Bolivia
Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth

WARA WARA - Bolivia
Sediment-Hosted Zinc-Silver-Lead-Copper Targets

YARETANI - Bolivia
Shear & Sediment-Hosted Gold Targets

SAMEX trades in Canada on the TSX Venture Exchange - symbol: **SXG**
SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: **SMXMF**

See **www.samex.com** for news releases and additional information.

SAMEX

SCHEDULE A: *FINANCIAL INFORMATION*

SAMEX MINING CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

ASSETS

		February 28, 2003		November 30, 2002
CURRENT				
CASH (NOTE 4)	$	304,974	$	200,181
MINERAL INTERESTS AND				
DEFERRED EXPLORATION COSTS (NOTE 5)		1,384,760		1,219,437
CAPITAL (NOTE 6)		52,993		53,238
	$	1,742,727	$	1,472,856

LIABILITIES

CURRENT				
ACCOUNTS PAYABLE - GENERAL	$	53,120	$	54,323
ACCOUNTS PAYABLE - RELATED PARTIES (NOTE 9)		2,598		20,646
CURRENT PORTION OF NOTES PAYABLE (NOTE 7)		297,138		290,786
	$	352,856		365,755

COMMITMENTS AND CONTINGENCIES (NOTE 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)

AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
51,665,181 COMMON SHARES

(NOV 30, 2002 – 48,823,181 COMMON SHARES)	$	15,788,464		15,392,464
DEFICIT		(14,398,593)		(14,285,363)
		1,389,871		1,107,101
	$	1,742,727	$	1,472,856

APPROVED BY THE DIRECTORS

"*Jeffery P. Dahl*"
"*Larry D. McLean*"

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended February 28,	
	2003	**2002**
OPERATING EXPENSES		
AMORTIZATION	$ 1,596	$ 280
BANK CHARGES AND INTEREST	312	850
FOREIGN EXCHANGE	1,424	(2,273)
INTEREST ON NOTES PAYABLE	6,352	8,741
LEGAL	8,720	-
MINERAL INTERESTS ADMINISTRATION INVESTIGATION AND EVALUATION	6,521	20,600
OFFICE, SUPPLIES AND MISCELLANEOUS	13,297	10,762
PRINTING	490	-
REGULATORY FEES	676	3,529
SALARIES	58,986	44,501
SHARE TRANSFER AGENT	1,762	1,205
TRAVEL AND PROMOTION	13,094	161
NET LOSS FOR THE PERIOD	113,230	88,356
DEFICIT BEGINNING OF THE PERIOD	14,285,363	13,698,567
DEFICIT END OF THE PERIOD	$ 14,398,593	$ 13,786,923
NET LOSS PER COMMON SHARE	$ 0.01	$ 0.01

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS
FOR THE PERIOD ENDED FEBRUARY 28, 2003
(Expressed In Canadian Dollars)
(Unaudited)

M I N E R A L   P R O P E R T I E S

	EL DESI-ERTO	EL ZORRO	ESKAPA	SANTA ISABEL	WALTER	WARA WARA	YARETANI	UNALLO-CATED*	TOTAL
ADMINISTRATION & UNALLOCATED	-	3,195	114	-	-	-	-	3,212	$ 6,521
ADVANCES	-	-	-	-	-	-	-	62,865	62,865
AMORTIZATION	-	-	683	-	-	-	-	-	683
DRILLING & SUB-CONTRACTS	-	-	907	-	-	-	-		907
FOOD, LODGING, TRANSPORTATION	-	4,100	14,393	-	-	-	-	-	18,493
GEOLOGY, MAPPING	-	10,593	28,272	-	-	-	-		38,865
MINERAL INTERESTS	-	16,100		-	-	-	-	-	16,100
PROPERTY CLAIMS	2,021		8,235	-	1,252	5,331	5,338		22,177
TRAVEL	-	2,392	2,841	-	-	-	-		5,233
TOTAL CURRENT COSTS	2,021	36,380	55,445	-	1,252	5,331	5,338	66,077	171,844
ADMINISTRATION COSTS EXPENSED IN THE PERIOD	-	3,195	114	-	-	-	-	3,212	6,521
BALANCE AT BEGINNING OF PERIOD	1,000	-	1,154,696	1,000	1,000	1,000	1,000	59,741	1,219,437
BALANCE AT END OF PERIOD	$ 3,021	33,185	$1,210,027	$ 1,000	$ 2,252	$ 6,331	$ 6,338	$ 122,606	$ 1,384,760

*Unallocated – Since the quarter end of some of the Company's subsidiaries is two months earlier than the quarter end of the parent Company, transfers from SAMEX Mining Corp. to these subsidiaries during this accounting stub period (subsequent to their quarter end) have been recorded as unallocated exploration Advances. The amounts are re-allocated to the appropriate property/category in the following quarter based on the respective subsidiary's financial statements.

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed In Canadian Dollars)
(Unaudited)

	For the Three Months Ended February 28,	
	2003	**2002**
CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES		
NET LOSS FOR THE PERIOD	$ (113,230)	$ (88,356)
ADD NON-CASH ITEMS		
COMMON SHARES FOR SERVICES	-	140,890
MINERAL INTEREST AND DEFERRED EXPLORATION COSTS WRITTEN OFF	6,521	20,600
AMORTIZATION	1,596	280
	(105,113)	73,414
CHANGE IN NON-CASH WORKING CAPITAL ITEMS		
ACCOUNTS PAYABLE	(19,251)	(27,163)
	(124,364)	46,251
FINANCING ACTIVITIES		
NOTES PAYABLE	6,352	8,741
COMMON SHARES - FOR CASH	396,000	-
SHARE SUBSCRIPTIONS	-	161,110
	402,352	169,851
INVESTING ACTIVITIES		
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(171,161)	(26,220)
CAPITAL ASSETS	(2,034)	284
	(173,195)	(25,936)
CHANGE IN CASH FOR THE PERIOD	104,793	190,166
CASH BEGINNING OF THE PERIOD	200,181	111,035
CASH END OF THE PERIOD	$ 304,974	$ 301,201

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2003

1. BASIS OF PRESENTATION

(a) Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral properties at cost or at an ascribed amount if the consideration is treasury shares. The Company includes in mineral property costs, the option payments made on properties that are held under option agreements. All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Bolivian, and Chilean subsidiaries. The financial statements are expressed in Canadian dollars. These financial statements include the accounts of the Bolivian subsidiaries as at their fiscal quarter end of December 31 consolidated with the accounts of the Company as at its quarter end of February 28. Note that, due to this difference in quarter ends, expenditures by the subsidiaries in Bolivia during January and February are not included in the Company's First Quarter consolidated financial statements but will be accounted for in the Company's consolidated financial statements in the following quarter.

COMPANY	LOCATION	OWNERSHIP
South American Mining & Exploration Corp.	Canada	100%
SAMEX International Ltd.	Bahamas	100%
SAMEX S.A.	Bolivia	98%
BOLIVEX S.A.	Bolivia	98%
EMIBOL S.A.	Bolivia	98%
Minera Samex Chile S.A.	Chile	100%

2. GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different basis of measurement may be appropriate when a Company is not expected to continue operations for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.

For the quarters ended February 28, 2003 and 2002, the Company sustained net losses of $113,230 and $88,356 respectively.

3. ACCOUNTING POLICIES

The accounting policies followed by the Company are unchanged from those outlined in the Audited Financial Statements for the year ended November 30, 2002.

4. CASH

The Company maintains its cash balances in Canadian, U.S. and Chilean currencies. At the quarter end, the Canadian dollar equivalents held were as follows:

		2003		**2002**
Canadian dollars	$	276,968	$	249,687
U.S. dollars - in Canada		685		47,583
U.S. dollars - in Bolivia		5,116		3,931
Chilean Pesos - in Chile		22,205		-
Total	$	304,974	$	301,201

5. MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

The Company has invested in various properties located in Bolivia and Chile. The mineral interests have been acquired by entering into purchase or option agreements or by staking. Ownership of some properties is held by a company controlled by a director. Net smelter royalties (0.25% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.

The Company re-acquired a 40% interest in the Eskapa property from a third party during 2002 for: $50,000 cash ($25,000 paid in 2002, $25,000 promissory note payable on or before October 3, 2003 [the promissory note is included in accounts payable]), 200,000 common shares at a deemed price of $0.25 per share (issued November 4, 2002), and the grant of a US$2,000,000 cash royalty to be paid out of production.

For details on individual properties, see Schedule C - "Mineral Exploration Properties".

In order to earn or maintain its interest in certain major mineral properties owned or under option, the Company is obligated for the following payments:

(a) SANTA ISABEL PROPERTY (Goya/El Bonete Concessions)

The Company has earned a full interest (subject to the royalties below) in the property from the property owner, Corporacion Minera de Bolivia (COMIBOL), by spending U.S. $1,140,000 on exploration of the property by March, 1997. In addition, the Company is obligated to make a payment to COMIBOL of U.S. $500 per hectare retained - which was due April 2000 (up to U.S. $901,500). Payment of the outstanding amount has not been made or demanded. SAMEX is awaiting a response from COMIBOL concerning negotiations to extend the term of the agreement and the due date of the payment.

The property is subject to a net positive cash flow royalty, payable to COMIBOL, of 5.5% until capital costs are recouped, increasing to 16.0% thereafter, and to an additional 1.2% net profits interest royalty, payable to third parties.

(b) ESKAPA PROPERTY

In addition to a 0.6 % net smelter royalty, the Eskapa property is also subject to a US$2,000,000 cash royalty (payable to International Chalice Resources Inc.) to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

(c) EL ZORRO PROPERTY

SAMEX entered into a purchase agreement dated January 29, 2003, to acquire approximately 1,475 hectares of mineral concessions for US$50,000 cash.

Vendor's Back-in Right - Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property. The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property. Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Finder's Fee, Bonus, Net Smelter Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the El Zorro concessions are subject to:

A finder's fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

A Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

6. CAPITAL ASSETS

	COST		ACCUMULATED AMORTIZATION		NET BOOK VALUE 2003		2002
Office equipment	$	73,068	$	44,594	$ 28,474	$	16,765
Exploration equipment		129,194		104,675	24,519		35,815
Vehicles		61,423		61,423	0		0
	$	263,685	$	210,692	$ 52,993	$	52,580

7. NOTES PAYABLE

A Convertible Promissory Note in the principal sum of $200,000.00 is outstanding. The Note is convertible until June 30, 2003 (the Expiry Date) into units at a price of $0.45/unit if converted by June 30, 2003 as follows:

IF CONVERTED BY	CONVERTIBLE AT	SHARES	WARRANTS
June 30, 2003	$0.45 per unit	444,444	444,444 Warrants exercisable @ $0.45

Each unit consists of one common share and one share purchase warrant which will entitle the holder to purchase one additional common share of the Company at a price of $0.45 from the date the Note is converted until expiry of the warrant on June 30, 2003.

The amount due under the Convertible Note will bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2003 (the "Maturity Date") or, if the principal and interest remain unpaid after the Maturity Date, at 10% per annum compounded annually as calculated from the date the Note was originally issued. If the Convertible Note is converted in whole or in part prior to the Maturity Date, interest thereon will be reduced to 7% per annum compounded annually.

		2003		2002
Notes payable principal	$	200,000	$	300,000
Accrued interest		97,138		108,938
	$	297,138	$	408,938

8. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value and 50,000,000 preferred shares.

(b) Escrow: Nil

(c) Issued Share Capital

	COMMON SHARES	CONSIDERATION
Balance November 30, 2001	41,000,881	$ 14,055,144
Private Placement @ $0.15 per share	2,120,000	318,000
Warrants Exercised @ $0.10 per share	140,000	14,000
Warrants Exercised @ $0.12 per share	30,000	3,600
Warrants Exercised @ $0.15 per share	667,000	100,050
Warrants Exercised @ $0.20 per share	2,176,400	435,280
Warrants Exercised @ $0.25 per share	750,000	187,500
Issued for conversion of notes payable @ $0.40 per share	250,000	100,000
Issued for settlement of debt @ $0.10 per share	1,408,900	140,890
Issued for re-acquisition of mineral interest @ $0.25 per share	200,000	50,000
Share issue costs - Cash		(12,000)
- Shares @ $0.15 per share	80,000	-
Balance November 30, 2002	48,823,181	$ 15,392,464
Warrants Exercised @ $0.10 per share	20,000	2,000
Warrants Exercised @ $0.12 per share	1,000,000	120,000
Warrants Exercised @ $0.15 per share	1,808,000	271,200
Warrants Exercised @ $0.20 per share	4,000	800
Stock Options Exercised @ $0.20 per share	10,000	2,000
Balance February 28, 2003	51,665,181	$ 15,788,464

(d) Share Purchase Warrants are outstanding to acquire 3,646,000 common shares as follows:

Balance Nov. 30, 2002	Issued/Exercised	Balance Feb 28, 2003	Terms
1,808,000	(1,808,000)	-	$0.15/share to January 30, 2003
250,000	-	250,000	$0.40/share to June 30, 2003
1,120,000	(20,000)	1,100,000	$0.10/share to November 1, 2003
1,100,000	(1,000,000)	100,000	$0.12/share to November 15, 2003
2,200,000	(4,000)	2,196,000	$0.20/share to March 5, 2003 then $0.25/share to March 5, 2004
6,478,000	(2,832,000)	3,646,000	

(e) Incentive Share Options are outstanding to acquire a total of 4,255,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Patricio Kyllmann	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005

| Patricio Kyllmann | March 19, 2002 | 200,000 | $0.20 | March 19, 2007 |

Jeffrey Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Robert Kell	March 19, 2002	200,000	$0.20	March 19, 2007
Larry McLean	March 19, 2002	200,000	$0.20	March 19, 2007
Peter Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
Allen Leschert	March 19, 2002	200,000	$0.20	March 19, 2007
Brenda McLean	March 19, 2002	100,000	$0.20	March 19, 2007
Dale Dobson	March 19, 2002	30,000	$0.20	March 19, 2007
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	March 19, 2002	40,000	$0.20	March 19, 2007
Stephen Scammell	Sept. 12, 2002	75,000	$0.20	Sept. 12, 2007
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002	50,000	$0.20	Nov. 12, 2007
TOTAL OPTIONS		**4,255,000**		

9. RELATED PARTY TRANSACTIONS

Title to certain mineral interests is held by a related party in Bolivia. Accounts payable to related parties consists of unpaid expenses to a director. A Canadian director charged the Company $8,720 for legal services.

10. SEGMENTED INFORMATION

The Company activities are all in the one industry segment of exploration of mineral resource properties. The Company's mineral interests consist of properties located in Bolivia and Chile. Financial information by geographic segments is as follows:

	DOMESTIC	SOUTH AMERICA	TOTAL
Operating expenses			
Amortization	$ 1,596	$ -	$ 1,596
Foreign exchange	-	1,424	1,424
Interest on notes payable	6,352	-	6,352
Mineral interests, administration, investigation and evaluation	-	6,521	6,521
Salaries	58,986	-	58,986
Administration and general	38,351	-	38,351
Net loss for the period	$ 105,285	$ 7,945	$ 113,230
Expenditures for mineral property interests	$ -	$ 171,844	$ 171,844
Capital assets & mineral property interests	$ 18,085	$ 1,419,668	$ 1,437,753
Total assets	$ 295,738	$ 1,446,989	$ 1,742,727

11. COMMITMENTS AND CONTINGENCIES

Legal Actions - The Company has been named but not served as a defendant in two related legal proceedings filed in California. Management believes that the proceedings are without merit and no provision for costs arising therefrom has been made in the accounts.

SCHEDULE B

SUPPLEMENTARY INFORMATION

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2003

Warrants Exercised – During the first quarter of 2003, warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000 as detailed in the following table of securities issued.

Stock Options Exercised - During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE FIRST QUARTER – December 1, 2002 to February 28, 2003

Outstanding shares at Nov. 30, 2002 – 48,823,181

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Dec 16/02	Shares	Warrant Ex	233,000	$0.15	$34,950	Cash	N/A
Dec 27/02	Shares	Warrant Ex	289,000	$0.15	$43,350	Cash	N/A
Jan 2/03	Shares	Warrant Ex	111,000	$0.15	$16,650	Cash	N/A
Jan 2/03	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
Jan 6/03	Shares	Warrant Ex	20,000	$0.15	$3,000	cash	N/A
Jan 14/03	Shares	Warrant Ex	100,000	$0.15	$15,000	Cash	N/A
Jan 17/03	Shares	Stock Option	10,000	$0.20	$2,000	Cash	N/A
Jan 17/03	Shares	Warrant Ex	500,000	$0.15	$75,000	Cash	N/A
Jan 20/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 20/03	Shares	Warrant Ex	55,000	$0.15	$8,250	Cash	N/A
Jan 22/03	Shares	Warrant Ex	300,000	$0.12	$36,000	Cash	N/A
Jan 22/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 24/03	Shares	Warrant Ex	700,000	$0.12	$84,000	Cash	N/A
Jan 24/03	Shares	Warrant Ex	4,000	$0.20	$800	Cash	N/A

Outstanding shares at February 28, 2003 – 51,665,181

Purchase of Mineral Concessions – SAMEX purchased 1,475 hectares of mineral concessions covering gold prospects in central Chile for US$50,000 cash (which has been paid). (News Releases No. 1-03 dated January 29, 2003 and No. 2-03 dated March 7, 2003)

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

SUBSEQUENT TO THE FIRST QUARTER

NO SECURITIES ISSUED SUBSEQUENT TO THE FIRST QUARTER

Outstanding shares at April 25, 2003 - 51,665,181

SCHEDULE C

MANAGEMENT DISCUSSION

FIRST QUARTER 2003 - FOR THE PERIOD ENDED FEBRUARY 28, 2003

During the first quarter, the Company completed an extensive technical report on the Eskapa property in Bolivia and was involved in the evaluation and acquisition of gold prospects in central Chile.

Eskapa Property, Bolivia - Technical Report Completed, Drill Program Recommended – The extensive volume of data gleaned from exploration at Eskapa over the past several years has been thoroughly reviewed, evaluated and compiled into a comprehensive technical report. As a result of this detailed study, a drill program involving 4,500 meters of drilling in up to 12 holes has been recommended to test well defined target zones. We look forward to securing the funding to advance exploration on this exciting precious metal prospect.

Purchase Of Concessions Covering Gold Prospects in "EL Zorro" District, Chile – Over the past year, SAMEX has been actively visiting and evaluating gold and silver prospect in Chile.   This has been an ideal time to attempt to acquire additional precious metal prospects at fire sale prices in an overlooked, but historically productive, mineral belt in central Chile. During the first quarter, SAMEX entered into a purchase agreement to acquire approximately 1,475 hectares (3,640 acres) of mineral concessions covering old goldmines and gold showings in the highly prospective "El Zorro" district for US$50,000 cash. Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned goldmines and prospects on scattered gold occurrences. SAMEX is reviewing and evaluating previous mining and exploration in the area in order to plan an exploration program with the objective of discovering several bulk-tonnage gold deposits hosted in extensive breccia zones situated throughout the district. We are seeking to make additional acquisitions in this belt while favourable property prices/deals are still attainable due to low gold and silver prices.

SAMEX has paid the US$50,000 cash to the vendor to complete the purchase of the concessions. Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property. The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property. Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (News Release No. 1-03 dated January 29, 2003 and News Release No. 2-03 dated March 7, 2003)

SAMEX continued exploration work, during and subsequent to the quarter, to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

Warrants Exercised – During the first quarter of 2003, warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.

Stock Options Exercised - During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000.

Investor Relations - The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC during the first quarter. Additional meetings were held with shareholders, brokers and fund managers.

SEE THE NEWS RELEASE SECTION OF THIS SCHEDULE C FOR ADDITIONAL DETAILS CONCERNING THE COMPANY'S ACTIVITIES

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion should be read in conjunction with the accompanying consolidated financial statements and related notes. During the first quarter ended February 28, 2003, the Company was principally involved in completing an extensive technical report on the Eskapa property in Bolivia and in the evaluation and acquisition of gold prospects in central Chile. Mineral interests and exploration costs for the first quarter totaled $171,844 compared to $91,062 at February 28, 2002.

The Company does not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the quarter ended February 28, 2003. Losses over past years are a reflection of the Company's ongoing expenditures on its mineral properties which are all currently in the exploration stage. Due to the net loss, the continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities and exercise of warrants, or secure additional exploration funding through option or joint venture agreements on its mineral properties; or through the sale of capital assets, mineral properties or royalty interests. In order to obtain financing sufficient to continue operations, the Company will continue to seek funding through private placements, the exercise of warrants and/or exploration funding for individual properties.

The Company realized a net loss of $113,230 for the period ended February 28, 2003 or $0.01 per share compared to a net loss at February 28, 2002 of $88,356 or $0.01 per share. The Company's assets categorized in the financial statements as "Mineral Interests and Deferred Exploration Costs" increased to $1,384,760 at February 28, 2003 from $1,024,693 at February 28, 2002. At the 2002 year-end, Mineral Interests and Deferred Exploration Costs for the El Desierto, Santa Isabel, Walter, Wara Wara and Yaretani properties were written down to a nominal value of $1,000 each since no current exploration is being conducted on these properties. The limit costs incurred in the first quarter of 2003 consist mainly of annual patents fees paid to maintain these properties until exploration activity is resumed on the respective properties.

The Company had five employees during the first quarter 2003 as compared to four employees during the first quarter of 2002. Salaries, for employees who are directors or officers of the Company, totaled $87,528 for the period ended February 28, 2003. The "Accounts Payable - Related Parties" category in the Consolidated Balance Sheets was reduced to $2,598 at February 28, 2003, down from $208,608 at February 28, 2002 as a result of a shares-for-debt settlement and the payment of outstanding back-wages to related parties during fiscal 2002 (during 2002, a total of $181,129 was paid to employees who are directors or officers to cover salary owed for unpaid back-wages accrued and outstanding from the years 2000 and 2001, and the Company also issued an aggregate of 895,400 shares at a price of $0.10 per share to settled debt totaling $89,540 owed to certain directors for unpaid wages or legal fees outstanding from 2001).

During the first quarter, legal fees of $8,720 were paid to a legal firm controlled by a director of the Company.

The amount of cash on hand at February 28, 2003 was $304,974 as compared to $301,201 at February 28, 2002.

Since the Company has no material source of operating revenue, it has relied in part on its ability to raise capital from the sale of its securities in order to fund the ongoing exploration of its mineral properties. During the first quarter ended February 28, 2003, SAMEX raised funds through warrants that were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.

Use of proceeds - During the fiscal year ended November 30, 2002, SAMEX raised $318,000 through a private placement of 2,120,000 units at a price of $0.15 per unit. SAMEX disclosed that the intended use of proceeds was: $50,000 for expenditures/exploration on mineral properties, $90,000 for outstanding obligations, and $178,000 for general working capital. The disclosed use of proceeds has been more-than fulfilled as actual expenditures/exploration on mineral properties was $432,388 during fiscal 2002 and $171,844 during the first quarter ended February 28, 2003.

The following provides an analysis or explanation for certain categories in the Financial Statements:

Consolidated Balance Sheet

"**Accounts Payable**" - includes general trade payables of $8,120, accounting accrual $20,000 and, a $25,000 promissory note related to the buy-back of a 40% interest in the Eskapa property.

"Accounts Payable - To Related Parties" - consists of $2,598 payable to a director for unpaid expenses.

Consolidated Statements of Operations and Deficit

"**Mineral Interests Administration, Investigation and Evaluation**" - includes operating costs related to the Company's exploration in Bolivia and Chile and expenses that are not allocated to one of the Company's specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

"**Office, Supplies and Miscellaneous**" - includes rent and utilities for the Canadian corporate office, telephone, postage, couriers, office supplies, parking, mileage.

Consolidated Statement of Mineral Interests and Deferred Exploration Costs

"Unallocated" – Since the quarter end of some of the Company's subsidiaries is two months earlier than the quarter end of the parent Company, transfers from SAMEX Mining Corp. to these subsidiaries during this accounting stub period (subsequent to their quarter end) have been recorded as unallocated exploration Advances. The amounts are re-allocated to the appropriate property/category in the following quarter based on the respective subsidiary's financial statements.

FOLLOWING IS A SUMMARY OF THE COMPANY'S MINERAL EXPLORATION PROPERTIES, FOLLOWED BY NEWS RELEASES PROVIDING A REVIEW OF THE COMPANY'S ACTIVITIES:

MINERAL EXPLORATION PROPERTIES
(listed alphabetically)

EL DESIERTO PROPERTY
The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile. The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border. The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines. Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, SAMEX conducted reconnaissance IP surveys, sampling and mapping on the property. No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property. In 1999, SAMEX granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).

SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property. After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time. Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and SAMEX granted Chalice a three year extension on their option to earn an interest in the property as follows:

> U.S. $300,000 by May 9, 2004 ($216,147 received) to earn a 25% joint venture interest
> U.S. $400,000 by November 9, 2004 to earn a 30% joint venture interest
> U.S. $500,000 by May 9, 2005 to earn a 35% joint venture interest

Effective February 26, 2002, Chalice dropped their option, relinquishing all rights under the El Desierto Property Option Agreement. No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000. SAMEX continues to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. The El Desierto Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - Chalice Drops El Desierto Option - See News Release No. 4-02 dated March 8, 2002 - EL DESIERTO PROPERTY, BOLIVIA
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the El Desierto Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the El Desierto Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the El Desierto Property
First Quarter 2003 - for the period ending February 28, 2003 - No activity on the El Desierto Property

EL ZORRO PROPERTY

SAMEX, through its Chilean subsidiary, Minera Samex Chile S.A., holds a 100% interest in 1,475 hectares of mineral concessions collectively named the "El Zorro" concessions situated 250 kilometers northeast of La Serena, Chile. The exploration objective at El Zorro is discovery of several bulk-tonnage gold deposits hosted in breccia zones and intrusive/sediment contact zones.

SAMEX entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,475 hectares (3,640 acres) of mineral concessions covering old goldmines and gold showings in the highly prospective "El Zorro" district for US$50,000 cash (which has been paid). <u>Vendor's Back-in Right</u> - Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property. The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property. Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (News Release No. 1-03 dated January 29, 2003 and News Release No. 2-03 dated March 7, 2003)

Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned goldmines and prospects on scattered gold occurrences. SAMEX is reviewing and evaluating previous mining and exploration in the area in order to plan an exploration program with the objective of discovering several bulk-tonnage gold deposits hosted in extensive breccia zones and intrusive/sediment contact zones situated throughout the district. We are seeking to make additional acquisitions in this belt while favourable property prices/deals are still attainable due to low gold and silver prices.

Royalties – Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the El Zorro concessions are subject to the following finder's fee, bonus and royalty:

> A finder's fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

> A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

> A Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The El Zorro Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

First Quarter 2003 - for the period ending February 28, 2003 -
- See News Release No. 1-03 dated January 29, 2003 – PURCHASE OF CONCESSIONS COVERING GOLD PROSPECTS - CHILE
- See News Release No. 2-03 dated March 7, 2003 – SAMEX COMPLETES PURCHASE OF GOLD PROSPECT CONCESSIONS - CHILE

ESKAPA PROPERTY

SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,000 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana. The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile. The property is readily accessible from Uyuni, Bolivia or Calama, Chile. SAMEX explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes. SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,210,027.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks. The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone. The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times. Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people. In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings. An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870's (?) just before the outbreak of the War of the Pacific; there is no indication of any production. The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to SAMEX for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone. The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America (i..e Yancocha, Pierina, Choquelimpie, El Indio-Tambo, Pascua, and Valerdero). At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults. The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters. Based on SAMEX sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb). Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver. The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

SAMEX exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines. The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit. The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit. The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results. Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection. However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing. DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury. However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals. This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals. Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone. The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting. The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width. No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, SAMEX granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003. Later, SAMEX and Chalice agreed to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002. Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property. However, in October 2002, SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement. SAMEX arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice CDN $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003);

b) issuing 200,000 shares of SAMEX Mining Corp. to Chalice (issued November 4, 2002);

c) granting Chalice a US $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and SAMEX now holds a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided SAMEX with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization. Compilation of previous SAMEX exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys. These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone. However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present. The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected. Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets. A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver. The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone. The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth. The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization. The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones. This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth. Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth. This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition. The style and tenor of the gold-bearing copper-silver-antimony-bismuth sulfosalt-sulfide mineralization appears to be similar in character to the gold-bearing copper-silver veins described for El Indio (Jannas and others, 1999). Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning. The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a "guide" to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization. Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones. The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended. The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing. The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4% antimony, and 2% to 4% bismuth. This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone. A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000. We look forward to securing the funding to advance exploration on this exciting precious metal prospect.

The Eskapa property covers approximately 3,000 hectares and consists of the "Eskapa" concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano. This large concession encompasses two smaller concessions, "Estrella" / "Mi Morena" (concession #4763) which together cover 115 hectares. The dimensions of the concessions are six kilometers (east-west) by five kilometers (north-south).

The concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US $2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US $2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions. This patent payment of approximately US$6,000.00 annually is the only obligation that must be met to maintain ownership of the property for the foreseeable future.

The Eskapa Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002
- See News Release No. 4-02 dated March 8, 2002 - ESKAPA PROPERTY, BOLIVIA - Option Agreement Amended, Eskapa Property Update

Second Quarter 2002 - for the period ending May 31, 2002
- Drafting comprehensive exploration summary report
Third Quarter 2002 - for the period ending August 31, 2002
- Drafting comprehensive exploration summary report
Fourth Quarter 2002 - for the period ending November 30, 2002
- See News Release No. 11-02 dated October 4, 2002 - SAMEX BUYS-BACK 40% JOINT VENTURE INTEREST IN ESKAPA PROPERTY, BOLIVIA
First Quarter 2003 - for the period ending February 28, 2003 – Completed Comprehensive Technical Report and Drilling Recommendations for the Eskapa Property

SANTA ISABEL PROPERTY
The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia. The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana. Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization. Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum. During 1996 and 1997, the Company drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system. Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum. The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property. During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property. Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced the Company to re-evaluate the priority of exploration on the Santa Isabel properties. As a result, effective September 7, 1998, the Company abandoned its option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property. The Candelaria option agreement required the Company to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession. Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified. The Company wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998. In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of the Company's interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and the Company's subsidiary, Samex S.A. The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement"). Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property. If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow. The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:
a)   an initial payment of US $6.00 per Hectare ($14,124.00), which has been paid;
b)   during the first year, a payment of US $3.00 per Hectare ($7,062.00), which has been paid;
c)   during the first year, an additional payment of US $1,000.00/ month to March 1996, which has been paid;
d)   during the second year, an additional payment of US $2,000.00/ month from April 1996 through March 1997 (which has been paid); and
e)   a payment due March 1997 of US $100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work

commitments totaling US $1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US $500.00 per hectare on property which Samex S.A. should decide to exploit (up to US $901,500 if all 1,803 hectares are retained). **This payment, which was due April 11, 2000, has not been made** and, accordingly, the Company is now in default of its obligations under the Comibol agreement. Comibol has not given notice of default or demanded payment and the Company is awaiting the outcome of negotiations with Comibol concerning an extension to the term of the Comibol agreement and payment date. There is no assurance that the Company will obtain the extension sought on favourable terms or at all. If the Company does not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon the Company would be liable to forfeit its entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property. Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more. Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton). Some samples contain 0.23% to 0.50% antimony. Further geologic mapping and rock-chip sampling would be needed to advance this target to a drill-ready status. The Company has not conducted any exploration on the Santa Isabel property since 1998. In addition to the $1,551,099 deferred exploration cost written off in relation to the Candelaria concession in 1998, a further $2,113,801 of deferred costs were written off in fiscal 2000 due to inactivity on the remainder of the property.

Provided the Company is able to obtain an extension to its payment obligations under the Comibol Agreement on satisfactory terms, the Company intends to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property. The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2001 - No activity on the Santa Isabel Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Santa Isabel Property - Still awaiting a response from COMIBOL concerning the extension of the term of the COMIBOL agreement
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Santa Isabel Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Santa Isabel Property - Still awaiting a response from COMIBOL concerning the extension of the term of the COMIBOL agreement
First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Santa Isabel Property

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property. It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet). The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers). In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos. Electric power is available from the Planta Killpani about 30 kilometers northeast of the property. Water is available for mining purposes from small lakes on or near the property.

The Company has not conducted exploration on the property since 1997 and is seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project. Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions. The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins. By June 1997, the Company had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone. The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade						
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %	
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24	
Pupusani [v4]	234,000	1.529	77.0	0.13	0.43	16.19	0.02	
Pupusani [v3]	278,000	1.125	437.0	0.14	2.07	4.86	0.08	
Pupusani [v2]	132,000	2.107	66.1	0.11	0.09	4.90	trace	
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06	
Rica	67,000	10.174	-	-	-	-	-	
Huancarani	63,000	12.650	-	-	-	-	-	

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

Subsequent to the year ended November 30, 2001, claim holdings on the Walter Property were reduced from 4,710 hectares down to 910 hectares. The property is held 100% by the Company's subsidiary, Bolivex S.A. The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US $500,000 (final payment completed in August 1998). Patricio Kyllmann, a director of SAMEX, is also the President and a shareholder of Minera Walter S.A.

The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US $500.00/ounce and 3% if the price of gold exceeds US $500.00. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Walter Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Walter Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Walter Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Walter Property
First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Walter Property

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 4,300 m (14,000 ft) and approximately 80 km northeast of the city of Potosi, where the world's largest silver deposit, Cerro Rico is situated.

SAMEX's exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district. The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina where the large Aguilar and Esperanza lead-zinc-silver ore bodies (Comsur-Rio Tinto) are located.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs. The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers. These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, SAMEX conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect. A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth. No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults. This will also help in prioritizing the targets in order of importance. SAMEX is eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies. The Wara Wara Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by SAMEX's subsidiary, Emibol S.A. The El Dorado concession (500 hectares) was acquired for US $500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. The Salvadora concession (46 hectares) was acquired from Careaga et al for US $9,000 pursuant to sale/transfer contract dated September 30, 1996. The balance of the property was acquired by staking. The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Wara Wara Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Wara Wara Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Wara Wara Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Wara Wara Property
First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Wara Wara Property

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia. The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani. Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha. Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.). Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4400 m.). The relatively gentle nature of the prospect area is well-situated for development of a large mine. The surrounding area is more than adequate for necessary infrastructure for a large mining operation. Adequate water for a mining operation is available from nearby rivers and basins. High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property. The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property in Bolivia is sediment- and shear-hosted gold and antimony. Gold and antimony are stratabound in folded units of black shale and siltite. Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone. Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, the Company completed a 2,288 meter drill program on the Yaretani property. Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne. Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters. The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters. Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters. This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t). The Company has not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods. This program is subject to the availability of financing and/or an agreement with a joint venture partner. The Yaretani Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2280 hectares held 100% by SAMEX's subsidiary, Emibol S.A. The Company paid a total of US $79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property. Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US $50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995. The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600. The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $2.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Yaretani Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Yaretani Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Yaretani Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Yaretani Property
First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Yaretani Property

NEWS RELEASES

Following are News Releases over the past year providing a review of the Company's activities.

FIRST QUARTER 2002 - FOR THE PERIOD ENDED FEBRUARY 28, 2002

News Release No. 1-02 dated January 11, 2002
SHARES-FOR-DEBT SETTLEMENT COMPLETED - SAMEX Mining Corp. has settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share (originally announced in News Release No. 23-01 dated November 14, 2001). An $89,540.00 portion of the settlement involved debt owed to certain directors of SAMEX. The 1,408,900 shares were issued on January 4, 2002 and are subject to a hold period until May 4, 2002.

News Release No. 2-02 dated February 6, 2002
CORPORATE UPDATE - GOLD IS PRECIOUS - The Canadian Venture Exchange requested that SAMEX Mining Corp. issue a news release in response to the increased trading volume and price of the Company's shares. SAMEX confirms that there are no material changes in the Company that have not previously been announced, though in recent weeks Management has observed a dramatic shift in market perception and interest concerning gold/silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

In spite of the lackluster gold price of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued. This motivating principle is summarized in the following excerpt from the Company's 2000 Annual Report:

> *"**Is mineral exploration worthwhile** considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?*
>
> ***GOLD IS PRECIOUS** - Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth."*

In addition, SAMEX has also been an outspoken supporter of the Gold Anti-Trust Action Committee (www.GATA.org), a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions.

SAMEX also applauds several more senior companies within its sector, who have embraced the concept that "gold is honest money" and publicly endorsed policies such as holding back excess gold production in bullion instead of cash, and further, offering shareholders the opportunity to receive dividends in certain gold instruments.

It appears the increased volume and price of SAMEX shares may in part be attributed to investors who recognize that the mining/exploration sector may be undervalued as compared to other investments, and further, are supporting companies motivated by the aforementioned convictions. SAMEX holds several quality exploration prospects within one of the most prolifically mineralized regions of the earth, the Cordillera Occidental of Bolivia and Chile. The Company is currently working to secure financing for the ongoing exploration of several of its key properties namely the Eskapa and Wara Wara prospects. (See news releases, photos, maps at www.samex.com).

News Release No. 3-02 dated February 11, 2002
PRIVATE PLACEMENT - Subject to regulatory acceptance, SAMEX has arranged an institutional private placement of 2,000,000 units comprised of one common share and one warrant at a price of $0.15 per unit. The two-year warrant will entitle the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant or at a price of $0.25 per share if exercised during the second year. SAMEX has agreed to pay a finder's fee comprised of $12,000.00 cash and issuance of 80,000

share/warrant units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The share/warrant units to be issued pursuant to this private placement will be subject to a four month hold period.

SECOND QUARTER 2002 - FOR THE PERIOD ENDED MAY 31, 2002

News Release No. 4-02 dated March 8, 2002
PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit (originally announced as 2,000,000 units in News Release No. 3-02 dated February 11, 2002). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) will be paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units.

Acceptance of the private placement was granted by the CDNX and all 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

ESKAPA PROPERTY, BOLIVIA - **Option Agreement Amended** - SAMEX and International Chalice Resources ("Chalice") have agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002.

Chalice has made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX by August 31, 2002 whether it elects to participate in the proposed joint venture or convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Eskapa Property Update - A comprehensive exploration summary report is currently being drafted. Results of the recent drill program have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

EL DESIERTO PROPERTY, BOLIVIA - Chalice has notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements.

News Release No. 5-02 dated March 19, 2002
STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to the 2,460,000 current outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares.

News Release No. 6-02 dated April 12, 2002

ANNUAL GENERAL MEETING - The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 at 2:30 P.M.

DEBT REDUCTION - PORTION OF PROMISSORY NOTE CONVERTED TO UNITS - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (For original details on the Convertible Note, see News Release No. 11-98 dated October 2, 1998).

STOCK OPTIONS ACCEPTED - On March 19, 2002, SAMEX granted 1,480,000 incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007 (see News Release No. 5-02 dated March 19, 2002). The CDNX has accepted this grant of options for filing. 1,300,000 of the new options were granted to Directors/Officers of the Company.

News Release No. 7-02 dated April 17, 2002
GOLD ANTI-TRUST WEB SITE LAUNCHED IN CHINESE LANGUAGE - In continued support of the Gold Anti-Trust Action Committee, "GATA", (see www.GATA.org), SAMEX is pleased to sponsor the creation, translation and hosting of a Chinese language version of the GATA web site (www.GATAChinese.org). SAMEX has been an outspoken supporter of GATA, a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions. GATA has received much support through the efforts of US Congressman Ron Paul of Texas, who has introduced legislation ("Monetary Freedom and Accountability Act") which is designed to curb the potential manipulation of worldwide gold prices.

Management is convinced that the research that GATA has assembled over the past three years may be of significant interest internationally. The new web site will enable Chinese investors to read and evaluate pertinent GATA information in their native language, thereby broadening the understanding of these important issues to a large segment of the global population.

NAI Interactive LTD., a subsidiary of ChineseWorldNet.com ("CWN") has constructed, and will maintain the GATA/Chinese web site. CWN hosts a leading Chinese financial web-portal in North America with over 30,000 members. With operations in Toronto, Vancouver, Hong Kong, Shanghai and Beijing, CWN aims to link the Chinese financial community worldwide. Through email disseminations, Internet banner links and coverage in CWN's Chinese language bi-weekly newspaper, the GATA/Chinese web site will receive substantial worldwide coverage through a variety of media, over the weeks and months ahead. Pertinent GATA updates and news releases will also be translated and disseminated, through the above mentioned channels.

The GATA group has tirelessly researched and published much evidence supporting management's conviction that something has been amiss in the "free-markets". GATA's contentions have important implications for investors within the exploration and mining sector. We are grateful for their efforts and consider the GATA/Chinese initiative an appropriate way to support them with the dissemination of this information in another language.

News Release No. 8-02 dated May 8, 2002
GENERATIVE EXPLORATION EFFORTS - In addition to the ongoing efforts in Bolivia, SAMEX is currently evaluating a prioritized list of gold-silver-copper prospects within the recognized major mineral belts of Chile and Argentina. This effort will continue to emphasize the Company's criteria of identifying and acquiring world class exploration targets, where a dominant to 100% interest can be prudently secured and evaluated. SAMEX management perceives that a bull market is developing within the precious metal sector and an aggressive approach to its exploration activities is again warranted and supported. To maximize shareholder value SAMEX maintains a disciplined approach to mineral exploration, demanding that specific targets (mineralized plumbing systems) demonstrate strong potential for the discovery of "significant economic mineralization". Other factors that are also

considered in each case include; title security, environmental issues, access to water, power, transportation and markets, etc.

ARGENTINA GOLD-SILVER PROSPECT TO BE EVALUATED - SAMEX has signed a letter agreement concerning a 1,500 hectare gold-silver prospect located in the Santa Cruz province of southern Argentina. The property is situated 40 kilometers northwest of the Cerro Vanguardia mine, one of Argentina's largest epithermal gold-silver mines. Previous exploration activity on the property, including geologic mapping, sampling, trenching and shallow diamond drilling, has outlined a gold-silver-bearing epithermal vein system exposed at surface over a strike length of 3,350 meters with a width of up to 18 meters.

The Company has made an initial payment of US $3,000 which gives it the right to conduct a due diligence property visit and related investigations. If quality exploration targets can be outlined that demonstrate strong potential for high-grade large tonnage precious metal ore bodies, the Company will enter into a formal option-to-purchase agreement by July 15th, 2002.

Under the terms of the option, SAMEX would have the right to purchase 100% interest in the property (subject to a 2% Net Smelter Royalty, which can be purchased for US $2,000,000) in consideration for payments totaling US $203,000 by October 15, 2006 and the issuance of 200,000 shares of SAMEX.

THIRD QUARTER 2002 - FOR THE PERIOD ENDED AUGUST 31, 2002

News Release No. 9-02 dated July 15, 2002
GENERATIVE EXPLORATION UPDATE
GOLD, SILVER PROSPECTS EVALUATED, CHILE - Since May, SAMEX has been visiting and evaluating numerous gold, silver prospects in Chile. Of more than a dozen prospective areas reviewed thus far, four have been identified for possible option, acquisition, or staking. Property title due diligence and option/purchase discussions have begun. SAMEX has also established a legal presence in Chile and formed strategic relationships with key consultants who have added to, and enhanced the opportunities available to the Company. Updates will be reported as appropriate.

SAMEX is one of the few exploration companies currently conducting generative activities in a number of these historically prospective mineral belts. The Company is pleased with the quality of opportunities identified thus far, from both a geologic and a relational/operations aspect. Management appreciates the shareholders patience as it attempts to maximize the exploration/acquisition head-start it has initiated in what is believed to be a renewed bull market in precious metals.

OPTION DROPPED ON ARGENTINA GOLD-SILVER PROSPECT - In May 2002, SAMEX signed a letter agreement concerning an option to purchase a gold-silver prospect in Argentina (see News Release No.8-02 dated May 8, 2002). An initial payment of US$3,000 gave SAMEX the opportunity to conduct due diligence and a property visit in Argentina. After visiting and evaluating the property, it was determined that the prospect did not meet the Company's exploration criteria. SAMEX has decided not to proceed with the option and has terminated the agreement effective July 12, 2002.

FOURTH QUARTER 2002 - FOR THE PERIOD ENDED NOVEMBER 30, 2002

News Release No. 10-02 dated September 12, 2002
STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007. Any shares issued on the exercise of the stock options will be subject to a four month Exchange hold-period from the date the stock options are granted. 175,000 of the options were granted to consultants related to SAMEX's ongoing exploration activities in the country of Chile. 100,000 of the options were granted to a director/officer of the Company.

News Release No. 11-02 dated October 4, 2002
SAMEX BUYS-BACK 40% JOINT VENTURE INTEREST IN ESKAPA PROPERTY, BOLIVIA - SAMEX has negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option

Agreement.   Over the last several years, Chalice completed option payments to SAMEX totaling US $461,137 and earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the Eskapa property.   SAMEX has arranged to purchase-back this right to a 40% interest from Chalice by:

a)   paying Chalice CDN $50,000 cash ($25,000 on signing and $25,000 by October 3, 2003) and;

b)   issuing 200,000 shares of SAMEX Mining Corp. to Chalice (subject to regulatory acceptance), and;

c)   granting Chalice a US $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option Agreement with Chalice will terminate. SAMEX will hold a 99% interest in any mining operations which may be established on the property, subject to Chalice's US $2,000,000 cash royalty. SAMEX is looking forward to advancing the exploration at the Eskapa precious metal prospect.

News Release No. 12-02 dated November 12, 2002
SHARES ISSUED FOR BUY-BACK OF INTEREST IN ESKAPA PROPERTY - SAMEX has completed the buy-back of a 40% interest in the Eskapa Property, originally detailed in News Release No. 11-02 dated October 4, 2002. SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights to a 40% interest that had been earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.   SAMEX has issued 200,000 shares to Chalice as part of the consideration required in the Buy-Back Agreement. The 200,000 shares (at a deemed price of $0.25 per share) were issued November 4, 2002 and are subject to a hold period until November 5, 2003.

STOCK OPTION GRANTED - Subject to regulatory acceptance, SAMEX granted an incentive stock option to purchase 50,000 shares at a price of $0.20 per share for a five year term expiring November 12, 2007.   The option was granted to a consultant related to SAMEX's ongoing exploration and acquisition activities in the country of Chile.

FIRST QUARTER 2003 – FOR THE PERIOD ENDED FEBRUARY 28, 2003

News Release No. 1-03 dated January 29, 2003
PURCHASE OF CONCESSIONS COVERING GOLD PROSPECTS – CHILE - SAMEX has entered into an agreement to purchase approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile for US$50,000 cash (US$10,000 on execution of the agreement and, subject to title opinion due diligence, US$40,000 by February 28, 2003). Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences.

Under the agreement, the vendor retains a back-in right to earn an interest in the property in the event that SAMEX discovers a deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property. The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property. Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

SUBSEQUENT TO THE QUARTER ENDED FEBRUARY 28, 2003

News Release No. 2-03 dated March 7, 2003

SAMEX COMPLETES PURCHASE OF GOLD PROSPECT CONCESSIONS – CHILE - SAMEX has made the final payment required to complete the purchase of approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile (see details of purchase agreement previously described in News Release No. 1-03 dated January 29, 2003). SAMEX purchased the concessions for US$50,000 cash (US$10,000 on execution of the agreement, and a final payment of US$40,000 which has now been paid).

The concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences which SAMEX has dubbed, the "El Zorro" district. SAMEX is reviewing and evaluating previous mining/exploration in the district in order to plan an exploration program with the objective of discovering bulk-tonnage, open-pittable gold deposits.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.



SAMEX MINING CORP.
#301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3 CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930
WEB SITE: www.samex.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant)

By: *"Larry D. McLean"*

Larry D. McLean, Vice President
Operations

Dated: April 29, 2003